SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d), AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                      Network Access Solutions Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

           Common Stock, par value $0.001 per share ("Common Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64120S109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 29, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                          Colonia: Lomas de Chapultepec
                                11000 Mexico D.F.
                                     MEXICO
                           Telephone: 011-525-540-9200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64120S109                                           Page 2 of 33 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Carlos Slim Helu

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

                                5    SOLE VOTING POWER

                                      0
         NUMBER OF
          SHARES                6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    4,824,350 Common Shares (See Item 4(c))
           EACH
         REPORTING              7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                       0

                                8    SHARED DISPOSITIVE POWER

                                     4,824,350 Common Shares (See Item 4(c))

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,824,350 Common Shares (See Item 4(a))


  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.7% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 64120S109                                           Page 3 of 33 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Carlos Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

                                5    SOLE VOTING POWER

                                      0
         NUMBER OF
          SHARES                6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    4,824,350 Common Shares (See Item 4(c))
           EACH
         REPORTING              7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                       0

                                8    SHARED DISPOSITIVE POWER

                                     4,824,350 Common Shares (See Item 4(c))

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,824,350 Common Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.7% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 64120S109                                           Page 4 of 33 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Marco Antonio Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

                                5    SOLE VOTING POWER

                                      0
         NUMBER OF
          SHARES                6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    4,824,350 Common Shares (See Item 4(c))
           EACH
         REPORTING              7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                       0

                                8    SHARED DISPOSITIVE POWER

                                     4,824,350 Common Shares (See Item 4(c))

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,824,350 Common Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.7% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 64120S109                                           Page 5 of 33 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Patrick Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

                                5    SOLE VOTING POWER

                                      0
         NUMBER OF
          SHARES                6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    4,824,350 Common Shares (See Item 4(c))
           EACH
         REPORTING              7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                       0

                                8    SHARED DISPOSITIVE POWER

                                     4,824,350 Common Shares (See Item 4(c))

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,824,350 Common Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.7% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 64120S109                                           Page 6 of 33 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Maria Soumaya Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

                                5    SOLE VOTING POWER

                                      0
         NUMBER OF
          SHARES                6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    4,824,350 Common Shares (See Item 4(c))
           EACH
         REPORTING              7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                       0

                                8    SHARED DISPOSITIVE POWER

                                     4,824,350 Common Shares (See Item 4(c))

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,824,350 Common Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.7% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 64120S109                                           Page 7 of 33 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Vanessa Paola Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

                                5    SOLE VOTING POWER

                                      0
         NUMBER OF
          SHARES                6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    4,824,350 Common Shares (See Item 4(c))
           EACH
         REPORTING              7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                       0

                                8    SHARED DISPOSITIVE POWER

                                     4,824,350 Common Shares (See Item 4(c))

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,824,350 Common Shares (See Item 4(a))


  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.7% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 64120S109                                           Page 8 of 33 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Johanna Monique Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

                                5    SOLE VOTING POWER

                                      0
         NUMBER OF
          SHARES                6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    4,824,350 Common Shares (See Item 4(c))
           EACH
         REPORTING              7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                       0

                                8    SHARED DISPOSITIVE POWER

                                     4,824,350 Common Shares (See Item 4(c))

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,824,350 Common Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.7% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 64120S109                                           Page 9 of 33 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Carso Global Telecom, S.A. de C.V.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

                                5    SOLE VOTING POWER

                                      0
         NUMBER OF
          SHARES                6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    4,824,350 Common Shares (See Item 4(c))
           EACH
         REPORTING              7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                       0

                                8    SHARED DISPOSITIVE POWER

                                     4,824,350 Common Shares (See Item 4(c))

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,824,350 Common Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.7% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*

         HC


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 64120S109                                          Page 10 of 33 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Telefonos de Mexico, S.A. de C.V.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

                                5    SOLE VOTING POWER

                                      0
         NUMBER OF
          SHARES                6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    2,405,000 Common Shares (See Item 4(c))
           EACH
         REPORTING              7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                       0

                                8    SHARED DISPOSITIVE POWER

                                     2,405,000 Common Shares (See Item 4(c))

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,405,000 Common Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.8% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*

         CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 64120S109                                          Page 11 of 33 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Telmex Financial Ventures, LLC

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                                5    SOLE VOTING POWER

                                      0
         NUMBER OF
          SHARES                6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    2,405,000 Common Shares (See Item 4(c))
           EACH
         REPORTING              7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                       0

                                8    SHARED DISPOSITIVE POWER

                                     2,405,000 Common Shares (See Item 4(c))

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,405,000 (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.8% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*

         HC


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 64120S109                                          Page 12 of 33 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         America Movil, S.A. de C.V.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

                                5    SOLE VOTING POWER

                                      0
         NUMBER OF
          SHARES                6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    2,419,350 Common Shares (See Item 4(c))
           EACH
         REPORTING              7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                       0

                                8    SHARED DISPOSITIVE POWER

                                     2,419,350 Common Shares (See Item 4(c))

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,419,350 Common Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.9% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*

         CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 64120S109                                          Page 13 of 33 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         America Movil Communications, LLC

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                                5    SOLE VOTING POWER

                                      0
         NUMBER OF
          SHARES                6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    2,419,350 Common Shares (See Item 4(c))
           EACH
         REPORTING              7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                       0

                                8    SHARED DISPOSITIVE POWER

                                     2,419,350 Common Shares (See Item 4(c))

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,419,350 Common Shares (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.9% (See Item 4(b))

  12     TYPE OF REPORTING PERSON*

         HC


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

     (a)       Name of Issuer:

               Network Access Solutions Corporation (the "Issuer")

     (b)       Address of Issuer's Principal Executive Offices:

               100 Carpenter Drive
               Sterling, VA  20164

Item 2.
     (a)       Name of Persons Filing:

               This Statement is filed, pursuant to Rule 13d-2(b) under the U.S. Securities Exchange Act of 1934, as amended, by the persons listed below (the "Reporting Persons").

               (1)

               Mr. Carlos Slim Helu, Mr. Carlos Slim Domit, Mr. Marco Antonio Slim Domit, Mr. Patrick Slim Domit, Ms. Maria Soumaya Slim Domit, Ms. Vanessa Paola Slim Domit and Ms. Johanna Monique Slim Domit (collectively, the "Slim Family"). The members of the Slim Family directly and indirectly own a majority of the outstanding voting equity securities of Carso Global Telecom, S.A. de C.V. ("CGT"), and may be deemed to control the other Reporting Persons described below.

               (2)

               CGT is a holding company with interests in telecommunications companies.

               CGT may be deemed to control Telefonos de Mexico, S.A. de C.V. ("Telmex") and America Movil, S.A. de C.V. ("America Movil") through the regular voting shares of Telmex and America Movil that it owns directly as well as through its interest in a trust (the "Control Trust") that owns 84.4% of the outstanding Series AA shares, without par value ("Telmex AA Shares"), of Telmex, and 84.4% of the outstanding Series AA shares, without par value (together with the Telmex AA Shares, "AA Shares"), of America Movil. The beneficiaries of the Control Trust are CGT, which owns a 64.57% interest in the Control Trust, various other Mexican investors (together with CGT, the "Mexican Controlling Shareholders") who own an 8.00% interest in the Control Trust, and SBC International, Inc., which owns a 27.37% interest in the Control Trust. Under the terms of the Control Trust, the trustee must vote all shares held in the Control Trust as instructed by a simple majority of the members of a technical committee appointed by the Control Trust's beneficiaries (except in the case of certain significant corporate matters). The Control Trust entitles the Mexican Controlling Shareholders to appoint a majority of the members of such technical committee; therefore, CGT may be deemed to control the Control Trust.

               Through its control of the Control Trust and its direct ownership of regular voting securities of Telmex and America Movil, CGT may be deemed to control Telmex and America Movil.

               (3)

               Telmex is the leading provider of local and long distance telephone services in Mexico. The Common Shares beneficially owned by Telmex are owned indirectly through its wholly-owned subsidiary, Telmex Financial Ventures, LLC.

               (4)

               Telmex Financial Ventures is a holding company with portfolio investments in various companies.

               (5)

               America Movil is Latin America's largest cellular communications provider. The Common Shares beneficially owned by America Movil are owned indirectly through its wholly-owned subsidiary, America Movil Communications, LLC (formerly Telmex Communications, LLC, "America Movil Communications").

               (6)

               America Movil Communications is a holding company with portfolio investments in various companies.

     (b)       Address of Principal Business Office:

               (i) The principal business address for each member of the Slim Family is:

               Paseo de las Palmas 736
               Colonia Lomas de Chapultepec
               11000 Mexico D.F.
               Mexico

               (ii) CGT's principal business address is:

               Insurgentes Sur 3500
               Colonia Pena Pobre
               Tlalpan
               14060 Mexico D.F.
               Mexico

               (iii) Telmex's principal business address is:

               Parque Via 190
               Oficina 1016
               Colonia Cuauhtemoc
               06599 Mexico D.F.
               Mexico

               (iv) Telmex Financial Ventures' principal business address is:

               1105 North Market Street
               Suite 1300
               Wilmington, DE  19801

               (v) America Movil's principal business address is:

               Lago Alberto No. 366
               Edificio Telcel I
               Colonia Anahuac
               11320 Mexico D.F.
               Mexico

               (vi) America Movil Communications' principal business address is:

               1105 North Market Street
               Suite 1300
               Wilmington, DE  19801

     (c)       Citizenship:

               Each member of the Slim Family is a Mexican citizen. CGT, Telmex and America Movil are Mexican corporations, and Telmex Financial Ventures and America Movil Communications are Delaware limited liability companies.

     (d)       Title of Class of Securities:

               Common Stock, par value $0.001 per share

     (e)       CUSIP Number:

               64120S109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or check whether the person filing is a(n):

     (a)  [ ]   Broker or Dealer registered under Section 15 of the Act
                (15 U.S.C. 78o)

     (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

     (c)  [ ]   Insurance Company as defined in Section 3(a)(19) of the Act (15
                U.S.C. 78c)

     (d)  [ ]   Investment Company registered under Section 8 of the Investment
                Company Act (15 (U.S.C. 80a-8)

     (e)  [ ]   Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state.

     (f)  [ ]   Employee Benefit Plan or Endowment Fund in accordance with
                Section 240.13d-1(b)(1)(ii)(F)

     (g)  [ ]   Parent Holding Company or Control Person in accordance with
                Section 240.13d-1(b)(ii)(G)

     (h)  [ ]   Savings Association as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813)

     (i)  [ ]   Church Plan that is excluded from the definition of an
                investment company under Section 3(c)(14) of the Investment
                Company Act of 1940 (15 U.S.C. 80a-3)

     (j)  [ ]   Group in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.        Ownership


     (a)       Amount Beneficially Owned:

               On September 25, 2000, the stockholders of Telmex approved the implementation of the spin-off of America Movil from Telmex. As a result, 750,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share ("Convertible Preferred Stock"), of the Issuer previously reported as directly owned by Telmex Communications, LLC is now owned directly by America Movil Communications. Each share of Convertible Preferred Stock is convertible at any time, at the option of America Movil Communications, into Common Shares which, if converted, would result in America Movil Communications directly owning 2,419,350 Common Shares. For purposes of this Statement, all shares of Convertible Preferred Stock held by America Movil Communications are deemed to have been converted by America Movil Communications into Common Shares. America Movil Communications is the wholly-owned subsidiary of America Movil, and America Movil, therefore, is deemed to beneficially own indirectly the 2,419,350 Common Shares owned directly by America Movil Communications. Telmex Financial Ventures directly owns 2,405,000 Common Shares, and Telmex, as the sole member of Telmex Financial Ventures, is deemed to beneficially own indirectly the 2,405,000 Common Shares owned directly by Telmex Financial Ventures.

               CGT, which has the power to control Telmex and America Movil, may be deemed to beneficially own the 4,824,350 Common Shares deemed beneficially owned indirectly by Telmex and America Movil. Because the Slim Family owns a majority of the outstanding voting equity securities of CGT, which has the power to control Telmex and America Movil, the Slim Family may be deemed to beneficially own the 4,824,350 Common Shares deemed beneficially owned indirectly by Telmex and America Movil.

    (b)        Percent of Class:

               The Common Shares held by (i) the Slim Family and CGT constitute approximately 9.7% of the issued and outstanding Common Shares,
               (ii) Telmex and Telmex Financial Ventures constitute approximately 4.8% of the issued and outstanding Common Shares, and (iii) America Movil and America Movil Communications constitute approximately 4.9% of the issued and outstanding Common Shares (based on the Issuer's most recently filed quarterly report, and counting the shares of Convertible Preferred Stock held by America Movil Communications as converted into Common Shares).

     (c)       Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:
                       -0-
                 (ii)  Shared power to vote or to direct the vote:
                       4,824,350 Common Shares (in the case of the Slim Family and CGT)
                       2,405,000 Common Shares (in the case of Telmex and Telmex Financial Ventures) 2,419,350 Common Shares (in the case of America Movil and America Movil Communications)
                (iii)  Sole power to dispose or to direct the disposition of:
                       -0-
                 (iv)  Shared power to direct the disposition of:
                       4,824,350 Common Shares (in the case of the Slim Family and CGT)
                       2,405,000 Common Shares (in the case of Telmex and Telmex Financial Ventures)
                       2,419,350 Common Shares (in the case of America Movil and America Movil Communications)

Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact    [  ]
               that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               Not applicable.

Item 8.        Identification and Classification of Members of the Group

               Not applicable.

Item 9.        Notice of Dissolution of Group

               Not applicable.

Item 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         ------------------------------------
         Carlos Slim Helu

         ------------------------------------
         Carlos Slim Domit                        By: /s/ Adolfo Cerezo
                                                      --------------------------
         ------------------------------------         Adolfo Cerezo
         Marco Antonio Slim Domit                     Attorney-in-Fact
                                                      February 14, 2001
         ------------------------------------
         Patrick Slim Domit

         ------------------------------------
         Maria Soumaya Slim Domit

         ------------------------------------
         Vanessa Paola Slim Domit

         ------------------------------------
         Johanna Monique Slim Domit

         ------------------------------------
         CARSO GLOBAL TELECOM, S.A. DE C.V.


         ------------------------------------
         By: Eduardo Valdes
         Title: Attorney-in-Fact

         TELEFONOS DE MEXICO, S.A. DE C.V.


         ------------------------------------
         By:  Adolfo Cerezo P.
         Title: Chief Financial Officer

         TELMEX FINANCIAL VENTURES, LLC


         ------------------------------------
         By: Alfonso Lara Lopez
         Title: Manager


         ------------------------------------
         By: Javier Humberto Rosado Machain
         Title: Manager

         AMERICA MOVIL, S.A. DE C.V.


         ------------------------------------
         By: Daniel Hajj Aboumrad
         Title: Chief Executive Officer

         AMERICA MOVIL COMMUNICATIONS, LLC


         ------------------------------------
         By: Alfonso Lara Lopez
         Title: Manager


         ------------------------------------
         By: Javier Humberto Rosado Machain
         Title: Manager

                                POWER OF ATTORNEY


                  I, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                      /s/ Carlos Slim Helu
                                      ----------------------------
     March 17, 2000                   By:  Carlos Slim Helu

                                POWER OF ATTORNEY


                  I, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                      /s/ Carlos Slim Domit
                                      ----------------------------
      March 17, 2000                  By: Carlos Slim Domit

                                POWER OF ATTORNEY


                  I, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.





                                      /s/ Marco Antonio Slim Domit
                                      ----------------------------
    March 17, 2000                    By: Marco Antonio Slim Domit

                                POWER OF ATTORNEY

                  I, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.





                                      /s/ Patrick Slim Domit
                                      ----------------------------
       March 17, 2000                 By: Patrick Slim Domit

                                POWER OF ATTORNEY


                  I, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.





                                      /s/ Maria Soumaya Slim Domit
                                      ----------------------------
     March 17, 2000                   By: Maria Soumaya Slim Domit

                                POWER OF ATTORNEY


                  I, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.





                                      /s/ Vanessa Paola Slim Domit
                                      ----------------------------
    March 17, 2000                    By: Vanessa Paola Slim Domit

                                POWER OF ATTORNEY


                  I, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.





                                      /s/ Johanna Monique Slim Domit
                                      --------------------------------
    March 17, 2000                    By: Johanna Monique Slim Domit

                                POWER OF ATTORNEY


                  The undersigned, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                      CARSO GLOBAL TELECOM, S.A. DE C.V.

                                      /s/ Eduardo Valdes
                                      ----------------------------
     March 17, 2000                   By: Eduardo Valdes
                                      Title: Attorney-in-Fact

                                POWER OF ATTORNEY


                  The undersigned, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                      TELFONOS DE MEXICO, S.A. DE C.V.

                                      /s/ Adolfo Cerezo
                                      ----------------------------
      March 17, 2000                  By: Adolfo Cerezo P.
                                      Title: Chief Financial Officer

                                POWER OF ATTORNEY


                  The undersigned hereby constitutes and appoints Eduardo Valdes Acra, Rafael Robles Miaja and Adolfo Cerezo Perez, and each of them singly, as its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for it and in its name, place and stead and on its behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G relating to its ownership (direct or otherwise) of any securities of Network Access Solutions Corporation, a corporation organized under the laws of Delaware, and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on its behalf any such Filings required to be filed pursuant to the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

February 12, 2001                     TELMEX FINANCIAL VENTURES, LLC


                                      /s/ Alfonso Lara Lopez
                                      ----------------------------------
                                      By: Alfonso Lara Lopez
                                      Title: Manager


                                      /s/ Javier Humberto Rosado Machain
                                      ----------------------------------
                                      By: Javier Humberto Rosado Machain
                                      Title: Manager

                                POWER OF ATTORNEY


                  The undersigned hereby constitutes and appoints Eduardo Valdes Acra, Rafael Robles Miaja and Adolfo Cerezo Perez, and each of them singly, as its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for it and in its name, place and stead and on its behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G relating to its ownership (direct or otherwise) of any securities of Network Access Solutions Corporation, a corporation organized under the laws of Delaware, and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on its behalf any such Filings required to be filed pursuant to the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

February 12, 2001                     AMERICA MOVIL, S.A. DE C.V.

                                      /s/ Daniel Hajj Aboumrad
                                      ------------------------------
                                      By: Daniel Hajj Aboumrad
                                      Title: Chief Executive Officer

                                POWER OF ATTORNEY


                  The undersigned hereby constitutes and appoints Eduardo Valdes Acra, Rafael Robles Miaja and Adolfo Cerezo Perez, and each of them singly, as its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for it and in its name, place and stead and on its behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G relating to its ownership (direct or otherwise) of any securities of Network Access Solutions Corporation, a corporation organized under the laws of Delaware, and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on its behalf any such Filings required to be filed pursuant to the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

February 12, 2001                     AMERICA MOVIL COMMUNICATIONS, LLC


                                      /s/ Alfonso Lara Lopez
                                      ------------------------------------
                                      By: Alfonso Lara Lopez
                                      Title: Manager


                                      /s/ Javier Humberto Rosado Machain
                                      ------------------------------------
                                      By: Javier Humberto Rosado Machain
                                      Title: Manager

                             JOINT FILING AGREEMENT

         THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 13th day of February 2001, by and among Carlos Slim Helu, Carlos
Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Carso Global Telecom, S.A. de C.V., Telefonos de Mexico, S.A. de C.V., Telmex Financial Ventures, LLC, America Movil, S.A. de C.V. and America Movil Communications, LLC.

         The parties hereto hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on any Form 3, 4 or 5 or
Schedule 13D or 13G relating to its ownership (direct or otherwise) of any securities of Network Access Solutions Corporation, a corporation organized under the laws of Delaware, and any and all amendments thereto and any other document relating thereto (collectively, the "Filings") required to be filed by them pursuant to the United States Securities Exchange Act of 1934, as amended. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of such Filings.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.


         ------------------------------------
         Carlos Slim Helu

         ------------------------------------
         Carlos Slim Domit                        By: /s/ Adolfo Cerezo
                                                      --------------------------
         ------------------------------------         Adolfo Cerezo
         Marco Antonio Slim Domit                     Attorney-in-Fact
                                                      February 13, 2001
         ------------------------------------
         Patrick Slim Domit

         ------------------------------------
         Maria Soumaya Slim Domit

         ------------------------------------
         Vanessa Paola Slim Domit

         ------------------------------------
         Johanna Monique Slim Domit

         ------------------------------------
         CARSO GLOBAL TELECOM, S.A. DE C.V.


         ------------------------------------
         By: Eduardo Valdes
         Title: Attorney-in-Fact

         TELEFONOS DE MEXICO, S.A. DE C.V.


         ------------------------------------
         By: Adolfo Cerezo P.
         Title: Chief Financial Officer

         TELMEX FINANCIAL VENTURES, LLC


         ------------------------------------
         By: Alfonso Lara Lopez
         Title: Manager


         ------------------------------------
         By: Javier Humberto Rosado Machain
         Title: Manager

         AMERICA MOVIL, S.A. DE C.V.


         ------------------------------------
         By: Daniel Hajj Aboumrad
         Title: Chief Executive Officer

         AMERICA MOVIL COMMUNICATIONS, LLC


         ------------------------------------
         By: Alfonso Lara Lopez
         Title: Manager


         ------------------------------------
         By: Javier Humberto Rosado Machain
         Title: Manager